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jbiery@sidley.com (312) 853-7557	FOUNDED 1866

March 17, 2011

VIA EDGAR

Mr. Robert F. Telewicz Jr.
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	Altegris QIM Futures Fund, L.P. (the “Registrant”) – Form 8-K

Dear Mr. Telewicz:

We thank you for your comment letter of February 3, 2011 relating to the Registrant’s Form 8-K filed on February 1, 2011.  For your convenience, the comment included in your February 3, 2011 letter is set forth verbatim below, together with the Registrant’s response thereto.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
We note your disclosure that you will dismiss your current auditors upon the completion of their audit of your financial statements for the year ended December 31, 2010.  Given that your auditors are still currently engaged and have not provided their report on your 2010 financial statements, explain to us how you are able to make the representations required by Item 304 (a)(1)(ii) or Item 304 (a)(1)(iv) of Regulation S-K.

2.
The Registrant has agreed that it will file an 8-K within four business days of the date when Spicer Jeffries LLP is formally dismissed as the independent registered public accounting firm for the Registrant (i.e., the date on which Spicer Jeffries LLP delivers its final audit opinion to the Registrant).  Such Form 8-K will include the representations required by Items 304(a)(1)(ii) and 304(a)(1)(iv) of Regulation S-K.

Very truly yours,

/s/ James B. Biery
James B. Biery

cc:	David Mathews

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